Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1:	Name and Address of Company

Gold Reserve Ltd. (“Gold Reserve” or the “Company”) 999 West Riverside Avenue, Suite 401

Spokane, Washington, United States of America

99201

Item 2:	Date of Material Changes

September 27, 2024 and September 30, 2024

Item 3:	News Releases

News releases announcing the matters referred to herein were disseminated by Gold Reserve on September 30, 2024 through the facilities of Business Wire. The news release in respect of the Continuance (as defined below) is attached hereto as Appendix “A”, and the news release in respect of the Delaware Proceedings (as defined below) is attached hereto as Appendix “B”.

Item 4:	Summary of Material Changes

Gold Reserve completed the continuance from Alberta to Bermuda pursuant to a plan of arrangement under the Business Corporations Act (Alberta), as described below, as approved by shareholders on September 16, 2024 and by the Court of King’s Bench of Alberta on September 17, 2024.

In addition, Gold Reserve provided an update in respect of a status report and “Notice of Special Master’s Recommendation”, both of which were publicly filed in connection with the sale and bidding process for the purchase of the common shares of PDV Holdings, Inc., the indirect parent company of CITGO Petroleum Corp., managed by the Special Master appointed by the U.S. District Court for the District of Delaware (the “Delaware Proceedings”).

Item 5:	Full Description of Material Change

5.1        Full Description of Material Change

Effective September 30, 2024, the Company has continued (the “Continuance”) out of the jurisdiction of Alberta as a corporation governed by the Business Corporations Act (Alberta) (the “ABCA”), and into the jurisdiction of Bermuda as a company limited by shares governed by the Companies Act 1981 (Bermuda). Copies of the Company’s certificate of continuance in Bermuda, memorandum of continuance, bye-laws, articles of arrangement, and certificate of discontinuance in Alberta are available on the Company's SEDAR+ profile at www.sedarplus.ca.

Gold Reserve’s shareholders approved an arrangement under the ABCA (the “Arrangement”) at a special meeting of shareholders held on September 16, 2024 to effect the Continuance. The Court of King’s Bench of Alberta issued a final order in respect of the Arrangement on September 17, 2024, declaring that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to the Shareholders participating in the Arrangement and all other affected persons, both procedurally and substantively.

In connection with the Continuance, the Company changed its name from “Gold Reserve Inc.” to “Gold Reserve Ltd.”. The common shares of the Company continued in Bermuda have been assigned a new CUSIP number, G4R86G107, and a new ISIN, BMG4R86G1074. The common shares are expected to begin trading on the TSX Venture Exchange under the new name and CUSIP on or about October 7, 2024.

Additional disclosure in respect of the Continuance and the Arrangement can be found in the Company’s management information circular dated August 20, 2024, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca. See also Appendix “A” to this material change report (this “Report”).

In addition, a full description of the matters in respect of the Delaware Proceedings is attached to this Report as Appendix “B”.

Disclosure of the developments described above has been included in this Report out of an abundance of caution due to uncertainty as to whether such matters constitute a “material change” as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations and/or other applicable Canadian provincial or territorial securities legislation (collectively, “Canadian Securities Laws”) and to ensure that such matters have been disclosed in the manner required by Canadian Securities Laws. Accordingly, the inclusion of such disclosure in this Report in and of itself is not, and should not to be construed as, an admission by the Company that such matters constitute a “material change” within the meaning of Canadian Securities Laws.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information None.
Item 8:	Executive Officer

For further information, please contact:

Paul Rivett

Executive Vice-Chairman Telephone: 509.623.1500

Item 9:	Date of Report

October 4, 2024

Appendix “A”

[See attached.]

September 30, 2024 TSX.V: GRZ

NR-24-18

GOLD RESERVE ANNOUNCES COMPLETION OF ITS CONTINUANCE INTO BERMUDA

Toronto, Ontario – September 30, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that, further to the Company’s press release of September 16, 2024, the continuance of the Company from the Province of Alberta to Bermuda (the “Continuance”) was completed on September 30, 2024. In connection with the Continuance, the Company’s name has been changed from “Gold Reserve Inc.” to “Gold Reserve

Ltd.”.

The Continuance was effected through a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) which was approved by shareholders on September 16, 2024 and by the Court of King’s Bench of Alberta on September 17, 2024.

The common shares have been assigned a new CUSIP number, G4R86G107, and a new ISIN, BMG4R86G1074. The common shares are expected to begin trading on the TSX Venture Exchange under the new name and CUSIP on or about October 7, 2024.

On Behalf of the Board of Directors

Paul Rivett

Executive Vice-Chairman

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws, and are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Forward-looking information or statements in this release include matters related to the Continuance, including the timing of the effective date of the new name and CUSIP, and may include other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such information and statements reflect the current views of the Company’s management, as the case may be, with respect to future events, and are based on information currently available to the Company, as the case may be, and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information or statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, potential tax liabilities (which may be significant) associated with the Continuance for the Shareholders and/or the Company, or changes in the rights of Shareholders as a result of the Continuance.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information or statements. For a more detailed discussion of the risk factors affecting the Continuance and the Company’s business, see the Company’s management information circular dated August 20, 2024, the Company’s Management’s Discussion & Analysis for the 6-month period ended June 30, 2024, the Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking information or statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking information or statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Inc., please contact:

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA Tel: (509) 623-1500 Fax: (509) 623-1634

Appendix “B”

[See attached.]

September 30, 2024 TSX.V: GRZ

NR-24-17

GOLD RESERVE PROVIDES UPDATE ON RECENT DELAWARE PROCEEDINGS

Toronto, Ontario – September 30, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) provides the following update on the sale and bidding process (the “Sale Process”) for the purchase of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp. (“CITGO”), managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Delaware Court").

This update is qualified in its entirety by reference to such documentation which is available on the Public Access to Court Electronic Records (“PACER”) system in the Delaware Court proceedings, including in Crystallex International Corporation v. Bolivarian Republic of Venezuela, 1:17-mc-00151-LPS (D. Del.).

On September 27, 2024, the Special Master publicly filed a status report with the Delaware Court in which he reported on his discussions with certain holders of 8.5% Senior Notes due 2020 (the “PDVSA 2020 Notes”) issued under an Indenture, dated October 27, 2016 among, inter alia, Petróleos de Venezuela, S.A. (“PDVSA”), as issuer, GLAS Americas LLC, as Collateral Agent, and MUFG Union Bank, N.A., as Trustee, as it relates to the pledge of CITGO Holding (a subsidiary of CITGO) equity (the “CITGO Holding Pledge”). In the status report, the Special Master disclosed that, as of September 27, 2024, those discussions have not resulted in an agreement and the discussions are no longer active.

The Special Master also publicly filed on September 27, 2024, a “Notice of Special Master’s Recommendation” with the Delaware Court (the “Notice”) in which the Special Master provided the following information:

•	The Special Master has selected Amber Energy Inc. (the “Buyer”), an affiliate of Elliott Investment Management L.P., as the “Successful Bidder” pursuant to the Sale Process.

•	The Special Master may recommend at a future date, in the Notice of Final Recommendation (as defined therein), the Delaware Court approval of the Buyer’s purchase of all of the common shares of PDVH (the “PDVH Shares”) pursuant to the terms and conditions set forth in the proposed executed Stock Purchase Agreement attached as Exhibit A to the Notice (the “Proposed Purchase Agreement” and the transactions contemplated thereby, the “Proposed Sale Transaction”).

•	In the Notice, the Special Master excerpted certain terms from the Proposed Purchase Agreement, including:

o	Purchase Price. The proposed purchase price for the PDVH Shares is equivalent to a total CITGO enterprise value of up to approximately US$7.286 billion, subject to material assumptions and adjustments pursuant to the Proposed Purchase Agreement, which terms are redacted in the attached Proposed Purchase Agreement but will be available upon the commencement of the Topping Period (as defined below) and the Special Master’s filing of his final recommendation of the Proposed Sale Transaction, as described below (the “Final Recommendation”).

o	Purchase Price Escrow. Cash consideration paid by the Buyer at closing of the Proposed Sale Transaction will be placed into escrow accounts in accordance with the Trust Structure Term Sheet (as defined and attached as Exhibit A to the Proposed Purchase Agreement). The release of the escrowed proceeds will be subject to conditions including, among other things, resolution of Ascertained Alter Ego Claims and the CITGO Holding Pledge (each as defined in the Trust Structure Term Sheet).

o	Injunction Termination Right. In the event the Delaware Court denies the relief sought in the Special Master’s “Motion to Enjoin the Alter Ego Claimants from Enforcing Claims Against the Republic or PDVSA by Collecting from PDVH or its Subsidiaries in Other Forums” (the “Alter Ego Motion”), which is scheduled for a hearing on October 1, 2024, the Buyer may elect to terminate the Proposed Purchase Agreement (the “Injunction Termination Right”).

o	Superior Proposals. From the date of execution of the Proposed Purchase Agreement until the date on which the Special Master files the Final Recommendation, the Special Master is subject to a non-solicitation and nondiscussion provision and is not permitted to consider any alternative proposals to purchase the PDVH Shares. If, following the Court’s decision with respect to the Alter Ego Motion, and pursuant to the terms of the Proposed Purchase Agreement, the Special Master and the Buyer amend the Proposed Purchase Agreement and the Special Master files the Final Recommendation of the Proposed Sale Transaction, as amended, the 45-day period during which the Special Master may consider alternative proposals (the “Topping Period”) will commence during which the Special Master will be permitted to consider alternative proposals, subject to the limitations set forth in the Proposed Purchase Agreement.

•	In light of the Injunction Termination Right, the Special Master does not believe that a final recommendation of the Proposed Sale Transaction is appropriate at this time, nor would it be productive given the upcoming October 1, 2024 hearing on the Alter Ego Motion. Therefore, the Special Master recommends to the Delaware Court that it adopt the following briefing schedule and process related to the Proposed Sale Transaction:

o	Notice filed on September 27, 2024;

o	Hearing on Alter Ego Motion -- October 1, 2024;

o	If the Court grants the relief requested in the Alter Ego Motion, the Special Master and the Buyer will work in good faith to make any amendments to the Proposed Purchase Agreement as are necessary to reflect the Court’s ruling and, within three business days after the execution of such amendments—i.e., the Trust Structure Effective Date (as defined in the Proposed Purchase Agreement, which itself must occur by the later of October 25, 2024 and ten business days following entry of the Delaware Court’s order on the Alter Ego Motion —the Special Master will file the “Final Recommendation”. The Final Recommendation will include (i) an amended Proposed Purchase Agreement, (ii) final Trust Documentation (as defined in the Trust Structure Term Sheet), and (iii) a proposed form of Sale Order in connection therewith;

o	The deadline for objections to the Proposed Sale Transaction, and all other briefing deadlines provided in the Delaware Court’s Oral Order entered on September 20, 2024 will be based on the date of filing of the Final Recommendation;

o	The Topping Period pursuant to the Proposed Purchase Agreement shall commence on the date of the filing of the Final Recommendation; and

o	The Sale Hearing in connection with the Proposed Sale Transaction shall be scheduled based on the briefing schedule described in the fourth bullet above.

•	Pursuant to the Sale Process Order, within seven days after the filing of the Final Recommendation, the Special Master will file a report under seal (and serve a copy to the Sale Process Parties) that provides a summary of the Bids for the PDVH Shares, including their cash and non-cash consideration components.

On October 1, 2024, the Delaware Court is scheduled to hold a hearing on the Alter Ego Motion and on the Bolivarian Republic of Venezuela/PDVSA motion for a 4-month stay of the Sale Process.

“At present, it is not clear what, if any, monies the Company would receive under the terms of this Proposed Purchase Agreement, and there is a significant risk the Company would not receive any recovery,” said Paul Rivett, Executive Vice Chair. “All of the proposed terms appear to be contingent on the resolution of the Alter Ego Motion, as well as subject to further amendment if the motion is granted and, unfortunately, many of the terms are redacted. Gold Reserve’s recovery appears to be entirely contingent on the amount of the Purchase Price that is escrowed to resolve the CITGO Holding Pledge (related to the 2020 Notes), and the resolution of the pending litigation concerning the CITGO Holding Pledge as well as the Ascertained Alter Ego Claims. Gold Reserve looks forward to obtaining further clarity on these open issues. In the interim, Gold Reserve is considering all of its options, including in respect of its objection rights and preparations for the topping period.”

On Behalf of the Board of Directors

Paul Rivett

Executive Vice-Chairman

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as "anticipates", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", "positioned" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to the Sale Process, the Proposed Sale Transaction and any Potential Transaction (as defined below).

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: the Sale Process may not be consummated, including that it may not result in a sale of the PDVH Shares to any person, including to the Buyer; the Company may not receive any monies under the Sale Process, including under the Proposed Sale Transaction, any potential transaction of the Company solely or with one or more other parties ( “Potential Transaction”) in relation to the sale of PDVH Shares pursuant to the Sale Process, including, but not limited to: complying with the topping bid terms under the Proposed Purchase Agreement, discretion of the Special Master to otherwise considering any Potential Transaction, entering into any discussions or negotiation with respect thereto and that the Special Master may reject any Potential Transaction including without limitation because the Special Master’s view is that the Potential Transaction is not of sufficient value, does not sufficiently take account of the PDVSA 2020 Notes, does not have sufficient certainty of closing and/or for any other reason; the form of consideration and/or proceeds that may be received by the Company in any Potential Transaction; that any Potential Transaction, and/or the form of proceeds received by the Company in any Potential Transaction, may be substantially less than the amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement; the failure of the Company to put forth or negotiate any Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing; that any Potential Transaction of the Company will not be selected as a “Successful Bid” under the Sale Process including complying with any topping bid procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC ”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH Shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from any Potential Transaction or the Potential Sale Transaction; that the Company may forfeit any cash amount deposit made due to failing to complete any Potential Transaction or otherwise; that the making of any Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by any Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process (including the Sale Motion and Sale Hearing) may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith); the amount, if any, of proceeds associated with the Sale Process the Company may otherwise receive; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (“Venezuela”) and/or any of its agencies or instrumentalities and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims; and whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to any judgment of the U.S. Court of Appeals for the Third Circuit, any judgment of the U.S. District Court of Delaware, or any judgment of any other court in relation to the Company’s right to participate in any distribution of proceeds from the Sale Process (including any Potential Transaction or the Potential Sale Transaction). This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Management’s Discussion & Analysis for the period ended June 30, 2024, Company’s Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.